TPT GLOBAL TECH, INC.

501 West Broadway, Suite 800

San Diego, CA 92101

Phone (619) 301-4200

 July 9, 2024

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C 20549

Re:	TPT Global Tech, Inc.
Registration Statement on Form S-1 File No. 333-280545

Dear Commission:

The undersigned, TPT Global Tech, Inc., a Florida corporation (the "Registrant" or “Company”), has filed a Registration Statement on Form S-1 (File No. 333-280545) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 9:00 AM on July 10, 2024, or as soon thereafter as is possible.

Sincerely,

TPT Global Tech, Inc.

/s/ Stephen J. Thomas, III
Stephen J. Thomas, III, CEO